            _____________________________________________________________

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                             ___________________________

                                       FORM T-l

                               STATEMENT OF ELIGIBILITY
                       UNDER THE TRUST INDENTURE ACT OF 1939 OF
                      A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                             ___________________________

                 CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                   A TRUSTEE PURSUANT TO SECTION 305(B)(2)_________

                             ___________________________

                          CHASE TRUST COMPANY OF CALIFORNIA
                 (Exact name of trustee as specified in its charter)


CALIFORNIA                                                 94-2926573
(Jurisdiction of incorporation or                          (I.R.S. employer
organization if not a U. S. national bank)            identification No.)

101 California Street, Suite 2725
San Francisco, California                                  94111
(Address of principal executive offices)                   (Zip Code)

                                  Francis J. Farrell
                               Vice President & Manager
                          101 California Street, Suite 2725
                               San Francisco, CA  94111
                                  Tel: (415)954-9525
              (name, address and telephone number of agent for service)
                             ___________________________

                                 BRE PROPERTIES, INC.
                 (Exact name of obligor as specified in its charter)


MARYLAND                                              94-1722214
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification No.)

One Montgomery Street
Telesis Tower, Suite 2500
San Francisco, California                             94104-5525
(Address of principal executive offices)              (Zip Code)

                                Senior Unsecured Notes
                         (Title of the indenture securities)
                          __________________________________


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                                       GENERAL

ITEM 1.       GENERAL INFORMATION.

              Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

              Superintendent of Banks of the State of California,
                   235 Montgomery Street, San Francisco, California 94104-2980.
              Board of Governors of the Federal Reserve System,
                   Washington, D.C. 20551

      (b)     Whether it is authorized to exercise corporate trust powers.

              Yes.

ITEM 2.       AFFILIATIONS WITH THE OBLIGOR.

      If the obligor is an affiliate of the trustee, describe each such affiliation.

      None.

ITEM 16.           LIST OF EXHIBITS

      List below all exhibits filed as a part of this Statement of Eligibility.

    1. A copy of the Articles of Incorporation of the Trustee as now in effect, including the Restated Articles of Incorporation dated December 23, 1986 and the Certificate of Amendment dated March 26, 1992 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 33-55136, which is incorporated by reference) and a copy of the Certificate of Amendment dated March 26, 1997 attached hereto as Exhibit 1.

    2. A copy of the Certificate of Authority of the Trustee to Commence Business (See Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-55136, which is incorporated by reference).

    3.   Authorization to exercise corporate trust powers (Contained in Exhibit
2).

    4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 33-55136, which is incorporated by reference).

    5.   Not applicable.

    6.   The consent of the Trustee required by Section 321(b) of the Act (See
Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-55136, which is incorporated by reference).

    7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

    8.   Not applicable.

    9.   Not applicable.


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                                      SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Chase Trust Company of California, a corporation organized and existing under the laws of the State of California, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of San Francisco and State of California, on the 9th day of June, 1997.

                                  CHASE TRUST COMPANY OF CALIFORNIA



                                  By   /s/ Cecil D. Bobey
                                     -----------------------------------------
                                       Cecil D. Bobey
                                       Assistant Vice President


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EXHIBIT 7.    Report of Condition of the Trustee.
--------------------------------------------------------------------------------
TRUST COMPANY



CONSOLIDATED REPORT OF CONDITION OF   Chemical Trust Company of California
                                   --------------------------------------------
                                       (Legal Title)

LOCATED AT    San Francisco       San Francisco       CA             94111
          ---------------------------------------------------------------------
                (City)            (County)            (State)        (Zip)

AS OF CLOSE OF BUSINESS ON   March 31, 1997      BANK NO.  1476
                          ----------------------          ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
ASSETS                                           DOLLAR AMOUNT IN THOUSANDS

1.  Cash and due from banks                                          11,768
2.  U.S. Treasury securities                                         10,025
3.  Obligations of other U.S. Government agencies and corporations
4.  Obligations of States and political subdivisions
5.  Other securities (including $        corporate stock
    (a)  Loans
    (b)  Less:  Reserve for possible loan losses
    (c)  Loans (Net)
7.  Bank Premises, furniture and fixtures and other assets
    representing bank premises (including $ -0- capital leases)         120
8.  Real estate owned other than bank premises
9.  Investments in subsidiaries not consolidated
10.  Other assets (complete schedule on reverse)
     (including $         intangibles)                                  851
11. TOTAL ASSETS                                                     22,764

LIABILITIES

12. Liabilities For borrowed money
13. Mortgage indebtedness (including $ ________ capital leases)
14. Other liabilities (complete on schedule on reverse)               2,941
15. TOTAL LIABILITIES                                                 2,941
                                                                      -----
                                                                      -----
16. Capital notes and debentures

SHAREHOLDERS EQUITY

17. Preferred stock--
    (Number shares outstanding ________) Amount $
18. Common stock--                                                       10
    (Number shares authorized 100) Amount $                             100
    (Number shares outstanding 100) Amount $                            100
19. Surplus                              Amount $                     9,990
20. TOTAL CONTRIBUTED CAPITAL                                        10,000
21. Retained earnings and other capital reserves                      9,823
22. TOTAL SHAREHOLDERS EQUITY                                        19,823
23. TOTAL LIABILITIES AND CAPITAL ACCOUNTS                           22,764
                                                                     ------
                                                                     ------


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MEMORANDA

1.  Assets deposited with State Treasurer to qualify
    for exercise of fiduciary powers (market value)                    630

The undersigned, Francis J. Farrell, VP & Manager and
                 -------------------------------------
                         (Name and Title)


                 C. Scott Boone, Senior Vice President
                 -------------------------------------
                            (Name and Title)

of the above named trust company, each declares, for himself alone and not for the other: I have a personal knowledge of the matters contained in this report (including the reverse side hereof), and I believe that each statement in said report is true. Each of the undersigned, for himself alone and not for the other, certifies under penalty of perjury that the foregoing is true and correct.

Executed on   4/22/97   , at      San Francisco       ,     California
          --------------     ------------------------
              (Date)                   (City)

              /s/ Francis J. Farrell                  /s/ C. Scott Boone
            -----------------------------        ------------------------------
                   (Signature)                             (Signature)




                               SCHEDULE OF OTHER ASSETS

                        Accounts Receivable           $326
                        Deferred Taxes                 396
                        Other                          129
                                                      ----
                        Total (same as Item 10)       $851


                            SCHEDULE OF OTHER LIABILITIES

                     Accrued Income Taxes           $1,738
                     Accrued Expenses & A/P             47
                     Accrued Pension & Benefits        771
                     Accrued Incentive Expense          23
                     All Other Liabilities             362
                                                      ----
                        Total (same as Item 14)     $2,941


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